UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 6)1


                             IDX SYSTEMS CORPORATION
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)


                                   449491 10 9
                                 (CUSIP Number)


                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]    Rule 13d-1(b)
         [   ]    Rule 13d-1(c)
         [ X ]    Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449491 10 9                       13G                Page 2 of 5 Pages

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Richard E. Tarrant

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

     Inapplicable

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
                       5.  SOLE VOTING POWER

                           5,713,785 (includes (i) 22,500 shares which Mr. Tarrant has a right to acquired within sixty days of December 31, 2001; (ii) 2,318,200 shares held by Amy
                           E. Tarrant in her sole name, which shares are subject to a Stock Restriction and Voting Agreement, dated as of April 29, 1999, pursuant to which Mr. Tarrant has full voting power as to such shares; (iii) 267,568 shares held by Amy E. Tarrant, as trustee which shares are subject to an informal voting arrangement between Amy E. Tarrant and Mr. Tarrant with Mr. Tarrant having full voting power); and (iv) 401,352 shares held by Mr. Tarrant's three sons (133,784 shares each) which shares are subject to a Stock Restriction and Voting Agreement, dated as of
                           April 29, 1999, pursuant to which Mr. Tarrant has full voting power as to such shares.
NUMBER OF
SHARES               6.  SHARED VOTING POWER
BENEFICIALLY
OWNED BY                 124,250 (beneficial ownership disclaimed as to shares;
EACH                     includes 50,000 shares held by the Amy E. Tarrant
REPORTING                Foundation, as to which shares, pursuant to an informal
PERSON                   voting arrangement between Amy E. Tarrant and Mr.
WITH                     Tarrant with Mr. Tarrant shares voting power with the
                         Amy E. Tarrant Foundation)

                     7.  SOLE DISPOSITIVE POWER

                         2,726,665 (consists of 2,704,165 shares held by Mr. Tarrant, individually, and 22,500 shares which Mr. Tarrant has a right to acquire within sixty days of December 31, 2001)

8.   SHARED DISPOSITIVE POWER

     74,250 (beneficial ownership disclaimed as to shares)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,838,035 (consists of (i) 2,704,165 shares held by Mr. Tarrant, individually; (ii) 22,500 shares which Mr. Tarrant has a right to acquire within sixty days of December 31, 2001; (iii) 2,318,200 shares held by Amy E. Tarrant in her sole name, which shares are subject to a Stock Restriction and Voting Agreement, dated as of April 29, 1999, pursuant to which Mr. Tarrant has full voting power as to such shares and as to which shares Mr. Tarrant disclaims beneficial ownership;
     (iv) 267,568 shares held by Amy E. Tarrant, as trustee of two trusts (133,784 shares each and the beneficiaries of which are certain of the Tarrant's children), which shares are subject to an informal voting arrangement between Amy E.Tarrant and Mr. Tarrant with Mr. Tarrant having full voting power and as to which shares Mr. Tarrant disclaims beneficial ownership; (v) 401,352 shares held by Mr. Tarrant's three sons (133,784 shares each) which shares are subject to a Stock
     Restriction and Voting Agreement, dated as of April 29, 1999, pursuant to which Mr. Tarrant has full voting power as to such shares and as to which shares Mr. Tarrant disclaims beneficial ownership; (vi) 74,250 shares held by the Richard E. Tarrant Foundation, a Vermont non-profit corporation, the officers and trustees of which include Mr. Tarrant, and as to which shares Mr. Tarrant disclaims beneficial ownership; and
     (vii) 50,000 shares held by the Amy E. Tarrant Foundation, a Vermont non-profit corporation, the officers and trustees of which are Amy E. Tarrant and certain of the Tarrant children, as to which shares Amy E. Tarrant and Mr. Tarrant disclaim beneficial ownership, and which shares are subject to an informal voting arrangement between Amy E. Tarrant and Mr. Tarrant with Mr.Tarrant sharing voting power with the Amy E. Tarrant Foundation.

CUSIP No. 449491 10 9                                          Page 3 of 5 Pages

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     inapplicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     20.4%


12.  TYPE OF REPORTING PERSON

     IN

Item 1(a)   Name of Issuer:
            ---------------

            IDX Systems Corporation

Item 1(b)   Address of Issuer's Principal Executive Office:
            -----------------------------------------------

            40 IDX Drive
            P.O. Box 1070
            Burlington, Vermont  05402

Item 2(a)   Name of Person Filing:
            ----------------------

            Richard E. Tarrant, individually

Item 2(b)   Address of Principal Business Office or if none, Residence:
            -----------------------------------------------------------

            Richard E. Tarrant
            c/o 40 IDX Drive
            P.O. Box 1070
            Burlington, Vermont  05402

Item 2(c)   Citizenship:
            ------------

             United States of America

Item 2(d)    Title of Class of Securities:

             Common Stock, $0.01 par value

Item 2(e)    CUSIP Number:
             -------------

             449491 10 9

Item 3       Description of Person Filing:
             -----------------------------

             Inapplicable

Item 4       Ownership:*
             ----------

             (a) Amount Beneficially owned:
                -------------------------

                5,838,035
--------------------------
*  As of December 31, 2001

CUSIP No. 449491 10 9                                          Page 4 of 5 Pages

                           This amount includes (i) 2,704,165 shares held by Mr. Tarrant, individually; (ii) 22,500 shares which Mr. Tarrant has a right to acquire within sixty days of December 31, 2001; (iii) 2,318,200 shares held by Amy
                           E. Tarrant in her sole name, which shares are subject to a Stock Restriction and Voting Agreement, dated as of April 29, 1999, pursuant to which Mr. Tarrant has full voting power as to such shares and as to which shares Mr. Tarrant disclaims beneficial ownership;
                           (iv) 267,568 shares held by Amy E. Tarrant, as trustee of two trusts (133,784 shares each and the beneficiaries of which are certain of the Tarrant's children), which shares are subject to an informal voting arrangement between Amy E. Tarrant and Mr. Tarrant with Mr. Tarrant having full voting power and as to which shares Mr. Tarrant disclaims beneficial ownership; (v) 401,352 shares held by Mr. Tarrant's three sons (133,784 shares each) which shares are subject to a Stock Restriction and Voting Agreement, dated as of April 29, 1999, pursuant to which Mr. Tarrant has full voting power as to such shares and as to which shares Mr. Tarrant disclaims beneficial ownership; (vi) 74,250 shares held by the Richard E. Tarrant Foundation, a Vermont non-profit corporation, the officers and trustees of which include Mr. Tarrant, and as to which shares Mr. Tarrant disclaims beneficial ownership; and (vii) 50,000 shares held by the Amy E. Tarrant Foundation, a Vermont non-profit corporation, the officers and trustees of which are Amy E. Tarrant and certain of the Tarrant children, as to which shares Amy E. Tarrant and Mr. Tarrant disclaim beneficial ownership, and which shares are subject to an informal voting arrangement between Amy E. Tarrant and Mr. Tarrant with Mr. Tarrant sharing voting power with the Amy E. Tarrant Foundation.

             (b) Percent of Class:     20.4%
                 ----------------

             (c) Number of Shares as to Which Such Person Has:
                 --------------------------------------------
                 (i) sole power to vote or to direct the vote:  5,713,785
                 (ii) shared power to vote or to direct the vote:  124,250
                 (iii)sole power to dispose or to direct the disposition of:
                        2,726,665
                 (iv) shared power to dispose or to direct the disposition of:
                        74,250

Item 5       Ownership of Five Percent or Less of a Class:
             ---------------------------------------------

             Inapplicable

Item 6       Ownership of More than Five Percent on Behalf of Another Person:
             ----------------------------------------------------------------

             Amy E. Tarrant holds (i) 2,318,2000 shares in her sole name, which shares are subject to a Stock Restriction and Voting Agreement, dated as of April 29, 1999, pursuant to which Mr. Tarrant has full voting power as to such shares; (ii) 267,568 shares as a trustee of two trusts (133,784 shares each and the beneficiaries of which are certain of the Tarrant's children), which shares are subject to an informal voting arrangement between Amy E. Tarrant and Mr. Tarrant with Mr. Tarrant having full voting power as to such shares and are subject to certain terms; and (iii) 50,000 shares held by the Amy E. Tarrant Foundation, a Vermont non-profit corporation, the officers and trustees of which are Amy E. Tarrant and certain of the Tarrant children, as to which shares Amy E. Tarrant disclaims beneficial ownership, and which shares are subject to an informal voting arrangement between Amy E. Tarrant and Mr. Tarrant with Mr. Tarrant sharing voting power with the Amy E. Tarrant
             Foundation.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the ParentHolding Company or Control Person:
             -------------------------------------------------------------------

             Inapplicable

Item 8       Identification and Classification of Members of the Group:
             ----------------------------------------------------------

             Inapplicable

Item 9       Notice of Dissolution of a Group:
             ---------------------------------

             Inapplicable

CUSIP No. 449491 10 9                                          Page 5 of 5 Pages



Item 10     Certification:
            --------------

            Inapplicable



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  DATED: February 14, 2002


                                  /S/ RICHARD E. TARRANT
                                  ------------------------------
                                  Richard E. Tarrant